SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Savings & Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2014

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

PULASKI BANK SAVINGS & OWNERSHIP PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2014

Table of Contents | **Page(s)**

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE℠
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Administrator of
The Pulaski Bank Savings & Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Savings and Ownership Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Savings and Ownership Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Pulaski Bank Savings and Ownership Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 19, 2015

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:		
Cash	$ -	$ 5,963
Investments, at fair value:		
Pulaski Financial Corp. stock fund	3,352,733	4,265,742
Collective investment trusts	5,773,487	4,368,087
Mutual funds	6,024,866	6,923,772
Total investments	15,151,086	15,557,601
Receivables:		
Employer contributions	368,641	383,871
Employee contributions	33,389	447
Notes receivable from participants	374,922	370,017
Total receivables	776,952	754,335
Total assets reflecting investments at fair value	15,928,038	16,317,899
Liabilities:		
Plan payables	-	48
Total liabilities	-	48
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(15,153)	(11,910)
Net assets available for benefits	$ 15,912,885	$ 16,305,941

The accompanying notes are an integral part of these financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions:		
Investment and interest income:		
Net appreciation in fair value of investments	$ 959,427	$ 2,868,146
Interest from participant notes receivable	15,252	11,501
Dividends	117,142	103,850
Total investment and interest income	1,091,821	2,983,497
Contributions:		
Employer	368,641	385,128
Participant	1,215,963	1,351,123
Rollovers	312,194	24,459
Total contributions	1,896,798	1,760,710
Total additions	2,988,619	4,744,207
Deductions:		
Benefits paid to participants	3,279,077	3,864,715
Administrative expenses	102,598	98,861
Total deductions	3,381,675	3,963,576
Net (decrease)/increase	(393,056)	780,631
Net assets available for benefits:		
Beginning of year	16,305,941	15,525,310
End of year	$ 15,912,885	$ 16,305,941

The accompanying notes are an integral part of these financial statements.

1) Description of Plan

The following description of the Pulaski Bank Savings & Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute up to the lesser of $17,500 or 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. The Company contributes an amount equal to 50% of each participant's contribution, up to 5% of each participant's pretax base compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of an additional $5,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

(c) Vesting

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in employer contributions occurs 25% per year until fully vested after four years of service. See Note 5, Plan Termination.

(d) Investment Options

Participants may elect to have their individual accounts allocated to one or more of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeited Accounts

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and may be applied to reduce subsequent employer contributions or to pay Plan expenses. As of December 31, 2014 and 2013, there were forfeited nonvested accounts totaling $12,761 and $7,626, respectively, available to reduce the employer contributions.

(f) Payment of Benefits

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, termination of service, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant's beneficiary.

(g) Notes Receivable from Participants

Participants may borrow from the Plan in amounts equal to a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, subject to certain provisions in the Plan. The loans are secured by the balance in each participant's account and bear a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of a participant's primary residence. Principal and interest are paid ratably through monthly payroll deductions. The allowable number of loans that each participant may have outstanding at the same time is limited to two loans per participant.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The allocations are calculated at year-end and posted to the accounts of participants who are employed as of the last day of the year.

2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Accounting

The accompanying financial statements conform to U.S. generally accepted accounting principles and to prevailing practices commonly used to prepare financial statements of employee benefit plans. Benefits are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Refer to Note 4 for a discussion of fair value measurements.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold and held during the year net of investment related expenses.

d) Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

e) Administrative Expenses

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statements of Changes in Net Assets Available for Benefits.

f) Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, *Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),* ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, *Fair Value Measurement.* Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Plan management did not early adopt and is reviewing this new guidance. The adoption will not have a material effect on the net assets available for benefits or changes in net assets available for benefits.

g) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan had no excess contributions for the year ended December 31, 2014.

3) Investments

The following table presents investments held as of December 31, 2014 and 2013. Investments that exceed 5% of assets available for benefits at December 31, 2014 and 2013 are separately identified.

Investments at fair value:		2014		2013
Pulaski Financial Corp. Stock Fund	$	3,352,733	$	4,265,742
Wells Fargo Stable Value Fund CL C		1,085,519		1,485,248
Growth Fund of America R6		1,288,729		1,100,824
American Beacon Small Cap Val Instl		836,001		*
SSGA S&P 500 Index		1,398,178		*
Schwab Indexed Retirement Trust Fund 2020		891,096		1,131,295
CRM Mid Cap Value Fund Instl CL		898,504		*
Vanguard Windsor II Admiral Shares		864,908		*
Vanguard 500 Index Signal		*		1,175,751
Other investments		4,535,418		6,398,741
Total	$	15,151,086	$	15,557,601

* Amount is less than 5% of assets available for benefits.

During 2014 and 2013, the Plan's investments appreciated in value as follows:

		2014		2013
Pulaski Financial Corp. Stock Fund	$	141,565	$	777,600
Mutual funds		553,801		1,589,604
Collective investment trusts		264,061		500,882
Net appreciation in fair value of investments	$	959,427	$	2,868,146

4) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Publicly Reported and Traded Securities: Publicly reported mutual funds and traded equities are valued at (i) applicable trade price, offering price or evaluated price reflected in a trade executed directly by a trading desk, (ii) obtained from industry-standard pricing vendors, or (iii) obtained from the issuers themselves.

Collective Investment Trusts: The collective investment trusts are valued at the net asset value (NAV) of the units of the collective trusts held by the Plan at year-end and specifically calculated and reported in accordance with generally accepted accounting principles (GAAP) and provided by the issuers or their agents. The collective investment trusts provide for daily redemptions by the Plan at reported NAV with no funding commitments, restrictions or advance notice requirements. The following are the collective investment trusts in which the Plan has invested:

- *Charles Schwab Trust Company Collective Trust Funds (CSTC)*: The investment objective of the CSTC is to seek to provide total return for investors retiring approximately at or near the target year. The CSTC is diversified across several asset classes, including, but not limited to, Commodities, Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income, Treasury Inflation Protected Securities (TIPS), Real Estate Investment Trusts (REITs), and Stable Value.

- *Wells Fargo Stable Value Fund CL C*: The fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund that primarily holds investments in fully benefit-responsive insurance contracts. The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant or reset periodically to reflect the performance of the underlying securities. Variables impacting future credited rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. During the Plan year ended December 31, 2014, the average yield and crediting interest rate was approximately 1.64%.

- *IR+M Core Bond Collective Fund*: The fund invests primarily in fixed income securities that are investment grade as determined by the fund's advisor, Income Research & Management. The fund's objective is to outperform Barclays U.S. Aggregate Index.

- *SSGA S&P 500 Fund*: The investment objective of the fund is to approximate as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term, while providing participants the ability to purchase and redeem units on an "as of" basis. State Street Global Advisors, a division of State Street Bank, is the fund's investment manager.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014 and 2013.

December 31, 2014

	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks:				
Financial	$3,352,733	$ -	$ -	$ 3,352,733
Mutual funds:				
Growth funds	2,195,831	-	-	2,195,831
Value funds	2,696,341	-	-	2,696,341
Foreign stock funds	932,681	-	-	932,681
Real estate fund	200,013	-	-	200,013
Total mutual funds	6,024,866	-	-	6,024,866
Index funds	-	1,398,178	-	1,398,178
Value funds	-	437,389	-	437,389
Lifecycle funds	-	2,852,401	-	2,852,401
Stable value fund	-	1,085,519	-	1,085,519
Total collective investment trusts	-	5,773,487	-	5,773,487
Total assets at fair value	$9,377,599	$ 5,773,487	$ -	$15,151,086

December 31, 2013

	Level 1	Level 2	Level 3	Total
Common stocks:				
Financial	$ 4,265,742	$ -	$ -	$ 4,265,742
Mutual funds:				
Growth funds	1,919,885	-	-	1,919,885
Value funds	2,200,496	-	-	2,200,496
Index funds	1,175,751	-	-	1,175,751
Bond funds	588,502	-	-	588,502
Foreign stock funds	844,668	-	-	844,668
Real estate fund	194,470	-	-	194,470
Total mutual funds	6,923,772	-	-	6,923,772
Collective investment trusts:				
Lifecycle funds	-	2,882,839	-	2,882,839
Stable value fund	-	1,485,248	-	1,485,248
Total collective investment trusts	-	4,368,087	-	4,368,087
Total assets at fair value	$11,189,514	$ 4,368,087	$ -	$15,577,601

5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In addition, the Company has the right under the Plan to suspend or discontinue its matching contributions at any time. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

6) Federal Income Tax Status

The Plan filed a Form 5300 Application for a Favorable Determination Letter from the Internal Revenue Service as of January 31, 2014. The Plan Administrator believes the Favorable Determination Letter will state that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing jurisdiction. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7) Related-Party Transactions and Party in Interest Transactions

Certain Plan investments are shares of collective investment trusts and mutual funds that are managed by Charles Schwab, the custodian of the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2014 and 2013, transactions with these investments included aggregated purchases of $831,893 and $3,867,785, respectively, and aggregated sales of $2,106,032 and $4,304,730, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of the ERISA regulations.

8) Risks and Uncertainties

The Plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9) Subsequent Events

The Plan Administrator has evaluated all subsequent events to ensure that the accompanying financial statements include the effects of any subsequent events that should be recognized in such financial statements as of December 31, 2014, and the appropriate disclosure of any subsequent events that were not recognized in the financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

EIN 43-1671968

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Shares or Units	Description of Investments	Cost	Current Value
48,959	Pulaski Financial Corp. stock fund*	**	$ 3,352,733
	Mutual funds:		
12,336	Oakmark Int'l Small Cap Fund	**	182,452
15,932	Europacific Growth Fund R6	**	750,229
11,966	Brandes Emerging Markets	**	96,928
30,195	Growth Fund of America R6	**	1,288,729
13,035	Prudential Jennison Mid Cap Growth Q	**	523,889
9,912	Pioneer Oak Ridge Small Cap Growth	**	383,213
13,065	Vanguard Windsor II Admiral Shares	**	864,908
9,843	Voya Global Real Estate I	**	200,013
33,347	American Beacon Small Cap Value Institutional	**	836,001
31,772	CRM Mid Cap Value Institutional	**	898,504
	Total mutual funds		6,024,866
	Collective investment trusts:		
21,254	Wells Fargo Stable Value Fund CL C	**	1,085,519
43,086	Global IR+M Core Bond Collective Fund	**	437,389
32,472	SSGA S&P 500	**	1,398,178
11,125	Schwab Indexed Retirement Trust Fund 2010*	**	179,897
48,854	Schwab Indexed Retirement Trust Fund 2020*	**	891,096
36,638	Schwab Indexed Retirement Trust Fund 2030*	**	730,919
32,972	Schwab Indexed Retirement Trust Fund 2040*	**	697,686
16,364	Schwab Indexed Retirement Trust Fund 2050*	**	352,803
	Total collective investment trusts		5,773,487
	Notes receivable from participants (various maturities all with interest rates of 4.25%)	**	374,922
	Total investments		$ 15,526,008

* Represent party-in-interest transactions allowable under ERISA regulations.

** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 22, 2015

Pulaski Bank Savings & Ownership Plan

By: /s/ Paul J. Milano
Paul J. Milano
Plan Administrator

US2008 7060685 1

Consent of Independent Registered Public Accounting Firm

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 19, 2015, relating to the statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Pulaski Bank Savings & Ownership Plan.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, L.L.C.

St. Louis, MO
June 19, 2015